Exhibit 99.1

All Registry communications to: Automic Group GPO Box 5193 Sydney NSW 2001 Telephone (free call within Australia): 1300 288 664 ASX Code: ATH

29 April 2026

Upcoming General Meeting of Shareholders

Dear Shareholder,

Alterity Therapeutics Limited, ACN 080 699 065 (ASX: ATH or “the Company”), advises that a General Meeting will be held online at investor.automic.com.au on Friday, 29 May 2026 at 12pm (AEST) (Meeting).

Notice of Meeting

The Notice of Meeting and Explanatory Memorandum (Notice) for the Meeting is available online and can be viewed and downloaded by shareholders of the Company (Shareholders) from the Company’s website at www.alteritytherapeutics.com or the Company's ASX market announcements platform at www.asx.com.au (ASX: ATH).

In accordance with sections 110C-110K of the Corporations Act 2001 (Cth) (as inserted by the Treasury Laws Amendment (2021 Measures No.1) Act 2021 (Cth), Shareholders will not be sent a hard copy of the Notice or Proxy Form unless Shareholders have already notified the Company that they wish to receive documents such as the Notice and Proxy Form in hard copy.

Voting by Proxy

Online scan the QR code below using your smartphone

Lodge the Proxy Form online at https://singleholding.automic.com.au/login by following the instructions:

1.         Login to the Automic website using the holding details as shown on your holding statement.

2.         Click on ‘Meetings’ - ‘Vote’.

To use the online lodgment facility, Shareholders will need their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) as shown at the top of your holding statement.

For further information on the online proxy lodgement process, or if you require a hard copy Proxy Form, please contact the Company’s Share Registry, Automic Registry Services (Automic), at hello@automicgroup.com.au or via phone on 1300 288 664 (within Australia) or +61 2 9698 5414 (overseas).

Shareholder queries in relation to the Meeting

Shareholders can contact the Company Secretary, Abby Macnish Niven, with any questions prior to the meeting via email at cfo@alteritytx.com.

Copies of all Meeting related material including the Notice are available to download from the Company’s website and the Company's ASX market announcements platform. In the event it is necessary or appropriate for the Company to make alternative arrangements for the Meeting, information will be provided to Shareholders via the ASX and the Company’s website.

The Company strongly encourages Shareholders to lodge a directed proxy form prior to the Meeting. Questions should also be submitted in advance of the Meeting as this will provide management with the best opportunity to prepare for the Meeting, for example by preparing answers in advance to Shareholders questions. However, votes and questions may also be submitted during the Meeting. Further details of how to participate in the Meeting are set out in the Online Meeting Guide.

Authorised for ASX release by the Board of Alterity Therapeutics Limited.

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

NOTICE OF GENERAL MEETING

Notice is given that the Meeting will be held at:

TIME:                  12.00pm (AEST)

DATE:                  Friday 29 May 2026

PLACE:               online at investor.automic.com.au

The business of the Meeting affects your shareholding and your vote is important.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders at 7.00pm (AEST) on Wednesday 27 May 2026.

BUSINESS OF THE MEETING

AGENDA

1.	RESOLUTION 1 – ELECTION OF DIRECTOR – MR JULIAN BABARCZY

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 6.1 of the Constitution and for all other purposes, Mr Julian Babarczy, a Director who was appointed casually on 21 November 2025, retires, and being eligible, is elected as a Director.”

2.	RESOLUTION 2 – ELECTION OF DIRECTOR – MS ANN CUNNINGHAM

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 6.1 of the Constitution and for all other purposes, Ms Ann Cunningham, a Director who was appointed as an additional Director on 17 April 2026, retires, and being eligible, is elected as a Director.”

3.	RESOLUTION 3 – CONSOLIDATION OF CAPITAL

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to section 254H of the Corporations Act and for all other purposes, Shareholders approve the consolidation of the issued capital of the Company on the basis that:

(a)         every fifty (50) Shares be consolidated into one (1) Share; and

(b)         every fifty (50) Options be consolidated into one (1) Option,

with fractional entitlements rounded up to the nearest whole Security."

4.	RESOLUTION 4 – APPROVAL TO ISSUE OPTIONS TO DIRECTOR – MR JULIAN BABARCZY

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.11 and for all other purposes, approval is given for the Company to issue up to 100,000,000 Options (on a pre-Consolidation basis) to Mr Julian Babarczy (and/or his nominee(s)) on the terms and conditions set out in the Explanatory Statement.”

5.	RESOLUTION 5 – APPROVAL TO ISSUE OPTIONS TO MONTOYA PTY LTD ATF BUTTERCUP TRUST

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.11 and for all other purposes, approval is given for the Company to issue up to 50,000,000 Options (on a pre-Consolidation basis) to Montoya Pty Ltd ATF Buttercup Trust (an entity associated with Director, Mr Lawrence Gozlan) (or its nominee(s) on the terms and conditions set out in the Explanatory Statement.”

6.	RESOLUTION 6 – AMENDMENT TO CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, for the purposes of section 136(2) of the Corporations Act and for all other purposes, approval is given for the Company to amend its Constitution to include a new clause 2.9 setting the issue cap for issues of Securities under the Plan to 10% of the issued capital of the Company for the purposes of section 1100V(2) of the Corporations Act.”

7.	RESOLUTION 7 – APPROVAL TO ISSUE SECURITIES UNDER AN INCENTIVE PLAN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.2 (Exception 13(b)) and for all other purposes, approval is given for the Company to issue up to a maximum of 1,087,541,633 Securities (on a pre-Consolidation basis) under the Plan, on the terms and conditions set out in the Explanatory Statement.”

Dated: 29 April 2026

Voting Prohibition Statements

Resolution 4 – Approval to issue Options to Director – Mr Julian Babarczy

A person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if:

(a)          the proxy is either:

(i)          a member of the Key Management Personnel; or

(ii)         a Closely Related Party of such a member; and

(b)         the appointment does not specify the way the proxy is to vote on this Resolution.

However, the above prohibition does not apply if:

(a)         the proxy is the Chair; and

(b)         the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Resolution 7 – Approval to issue Securities under an incentive plan

A person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if:

(a)         the proxy is either:

(i)          a member of the Key Management Personnel; or

(ii)         a Closely Related Party of such a member; and

(b)         the appointment does not specify the way the proxy is to vote on this Resolution.

However, the above prohibition does not apply if:

(a)         the proxy is the Chair; and

(b)         the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Voting Exclusion Statements

In accordance with Listing Rule 14.11, the Company will disregard any votes cast in favour of the Resolution set out below by or on behalf of the following persons:

Resolution 4 – Approval to issue Options to Director – Mr Julian Babarczy

Mr Julian Babarczy (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person or those persons.

Resolution 5 – Approval to issue Options to Montoya Pty Ltd ATF Buttercup Trust

Montoya Pty Ltd ATF Buttercup Trust (or its nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person or those persons.

Resolution 7 – Approval to issue Securities under an incentive plan	A person who is eligible to participate in the employee incentive scheme or an associate of that person or those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting by proxy

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

●	each Shareholder has a right to appoint a proxy;

●	the proxy need not be a Shareholder of the Company; and

●

a Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that:

●	if proxy holders vote, they must cast all directed proxies as directed; and

●	any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Venue and voting information

The company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic.

Shareholders that have an existing account with Automic will be able to watch, listen and vote online.

Shareholders who do not have an account with Automic are strongly encouraged to register for an account as soon as possible and well in advance of the Meeting to avoid any delays on the day of the Meeting.

An account can be created via the following link investor.automic.com.au and then clicking on “register” and following the prompts. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

To access the virtual meeting on the day:

1.	Open your internet browser and go to investor.automic.com.au

2.

Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.

After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to join the meeting.

4.	Click on “Join Meeting” and follow the prompts on screen to register and vote.

Shareholders will be able to vote (see the “Voting virtually at the Meeting” section of this Notice of Meeting below) and ask questions at the virtual meeting.

Shareholders are also encouraged to submit questions in advance of the Meeting to the Company.

Questions must be submitted in writing to Abby Macnish Niven at cfo@alteritytx.com at least 48 hours before the Meeting.

The Company will also provide Shareholders with the opportunity to ask questions during the Meeting in respect to the formal items of business as well as general questions in respect to the Company and its business.

Voting virtually at the Meeting

Shareholders who wish to vote virtually on the day of the Meeting can do so by logging into the Automic shareholder portal.

1.	Open your internet browser and go to investor.automic.com.au

2.

Login using your username and password. If you do not already have an account, click “Register” and follow the prompts. Shareholders are encouraged to register prior to the commencement of the Meeting to avoid delays in accessing the virtual platform.

3.	After logging in, a banner will appear at the bottom of your screen when the Meeting is open for registration. Click “Register”. Alternatively, select Meetings from the left-hand menu.

4.	Click on “Join Meeting” and follow the prompts.

5.	When the Chair of the Meeting declares the poll open, select the “Voting” dropdown menu on the right-hand side of your screen.

6.	Select either the “Full” or “Allocate” option to access your electronic voting card.

7.

Follow the prompts to record your voting direction for each resolution and click “Submit votes”. For allocated votes, the number of votes submitted must not exceed your remaining available units. Important: Votes cannot be amended once submitted.

For further information on the live voting process please see the Registration and Voting Guide at https://www.automicgroup.com.au/virtual-agms/

It is recommended that Shareholders wishing to attend the Meeting log in from 15 to 30 minutes prior to the scheduled start time.

Should you wish to discuss the matters in this Notice please do not hesitate to contact the Company Secretary on +61 3 9349 4906.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions.

1.	RESOLUTIONS 1 AND 2 – ELECTION OF DIRECTORS

1.1	General

The Constitution allows the Directors to appoint at any time a person to be a Director either to fill a casual vacancy or as an addition to the existing Directors, but only where the total number of Directors does not at any time exceed the maximum number specified by the Constitution.

Pursuant to the Constitution and Listing Rule 14.4, a director appointed to fill a casual vacancy or as an addition to the board must not hold office (without re-election) past the next annual general meeting of the entity.

Mr Julian Babarczy and Ms Ann Cunningham, having each been appointed by other Directors on 21 November 2025 and 17 April 2026, respectively, in accordance with the Constitution, will each retire in accordance with the Constitution and being eligible, seek election from Shareholders.

If Mr Babarczy and Ms Cunningham are elected at the Meeting, they will not be required to retire and stand for re-election at the Company’s next annual general meeting pursuant to clause 6.1(c) of the Constitution and Listing Rule 14.4 (unless otherwise required to retire by rotation).

1.2	Background - Mr Babarczy

Further information in relation to Mr Julian Babarczy is set out below.

Qualifications, experience and other material directorships

Mr Babarczy is an experienced investment executive and company director with an over 25-year career in Australia’s financial markets. He spent over a decade in senior leadership roles at Regal Partners, contributing to the firm’s growth from a boutique fund manager to a multi-billion-dollar investment house, where he led or contributed to a range of investment portfolios spanning a wide range of sectors.

Since 2020, Mr Babarczy has focused on board leadership and strategic advisory roles, supporting high-growth companies in technology, financial services, natural resources and other innovation-led industries. He possesses significant capital markets expertise, strong governance capabilities and a hands-on approach to assisting companies to scale both operationally and geographically.

Mr Babarczy has successfully completed all three of the CFA Charterholder examinations and holds a Bachelor of Business from Monash University.

Term of office	Mr Babarczy has served as a Director since 21 November 2025.
Independence	If re-elected, the Board considers that Mr Babarczy will be an independent Director.
Other material information

The Company conducts appropriate checks on the background and experience of candidates before their appointment to the Board. These include checks as to a person’s experience, educational qualifications, character, criminal record and bankruptcy history. The Company undertook such checks prior to the appointment of Mr Babarczy.

Board recommendation

Having received an acknowledgement from Mr Babarczy that they will have sufficient time to fulfil their responsibilities as a Director and having reviewed the performance of Mr Babarczy since their appointment to the Board and the skills, knowledge, experience and capabilities required by the Board, the Directors (other than Mr Babarczy) recommend that Shareholders vote in favour of this Resolution.

1.3	Background - Ms Cunningham

Further information in relation to Ms Cunningham is set out below.

Qualifications, experience and other material directorships

Ms Cunningham has more than 25 years of pharma/biotech experience having most recently served as Chief Commercial Officer at Vistagen Therapeutics where she also serves on the Board of Directors. Prior to that, Ms Cunningham served as VP of Neurodegenerative Disease and Psychiatry at Teva after 15 years at Lilly where she led several marketing and sales teams. She holds a B.A. in Psychology from Yale University and an M.B.A. from the University of Michigan. She is the Founder and CEO of i3 Strategy Partners.

Term of office	Ms Cunningham has served as a Director since 17 April 2026.
Independence	If re-elected, the Board considers that Ms Cunningham will be an independent Director.
Other material information

The Company conducts appropriate checks on the background and experience of candidates before their appointment to the Board. These include checks as to a person’s experience, educational qualifications, character, criminal record and bankruptcy history. The Company undertook such checks prior to the appointment of Ms Cunningham.

Board recommendation

Having received an acknowledgement from Ms Cunningham that they will have sufficient time to fulfil their responsibilities as a Director and having reviewed the performance of Ms Cunningham since their appointment to the Board and the skills, knowledge, experience and capabilities required by the Board, the Directors (other than Ms Cunningham) recommend that Shareholders vote in favour of this Resolution.

1.4	Technical information required by Listing Rule 14.1A

If Resolution 1 is passed, Mr Babarczy will be elected to the Board as an independent Director.

If Resolution 1 is not passed, Mr Babarczy will not continue in his role as an independent Director. The Company may seek nominations or otherwise identify suitably qualified candidates to join the Company. As an additional consequence, this may detract from the Board and Company’s ability to execute on its strategic vision.

If Resolution 2 is passed, Ms Cunningham will be elected to the Board as an independent Director.

If Resolution 2 is not passed, Ms Cunningham will not continue in her role as an independent Director. The Company may seek nominations or otherwise identify suitably qualified candidates to join the Company. As an additional consequence, this may detract from the Board and Company’s ability to execute on its strategic vision.

2.	RESOLUTION 3 – CONSOLIDATION OF CAPITAL

2.1	Background

This Resolution seeks Shareholder approval for the purposes of section 254H of the Corporations Act and all other purposes to consolidate the Company's issued capital on a 50:1 basis (Consolidation).

2.2	Legal requirements

Section 254H of the Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its shares into a larger or smaller number.

Listing Rule 7.20 provides that if an entity proposes to reorganise its capital, it must tell shareholders of each of the following:

(a)	the effect of the proposal on the number of securities and the amount unpaid (if any) of the securities;

(b)	the proposed treatment of any fractional entitlements arising from the reorganisation; and

(c)	the proposed treatment of any convertible securities on issue.

Listing Rule 7.21 provides that an entity which has convertible securities (except options) on issue may only reorganise its capital if, in respect of the convertible securities, the number of securities or the conversion price, or both, is reorganised so that the holder of the convertible securities will not receive a benefit that holders of ordinary securities do not receive.

Listing Rule 7.22 provides that where an entity with options on issue undertakes a consolidation of its issued capital, the number of options must be consolidated in the same ratio as the ordinary capital and the exercise price must be amended in inverse proportion to that ratio.

2.3	American Depositary Receipt (ADR)

A proportion of the Shares are held in the form of ADRs. Each ADR currently represents an interest in 600 Shares.

The Company intends to instruct the depositary of its ADRs, HSBC, to adjust the ratio of the Company's ADRs in the same proportion as contemplated by this Resolution 3, such that the number of Shares which each ADR will represent on a post-Consolidation basis will be decreased by a factor of 50 from 600 to 12. As such, the Company does not anticipate the price of the ADRs to change proportionally to the Consolidation ratio.

2.4	Effect on capital structure

The effect which the Consolidation will have on the Company’s capital structure is set out in the table below.

	SHARES	OPTIONS[1]
Pre-Consolidation	10,875,416,329	3,176,850,067
Post-Consolidation[3,4]	217,508,327	63,537,002
Resolution 4 – Issue of Options to Mr Babarczy[2]	Nil	2,000,000
Resolution 5 – Issue of Options to Montoya Pty Ltd ATF Buttercup Trust[2]	Nil	1,000,000
Completion of all Resolutions[3,4]	217,508,327	66,537,002

Notes:

1.	The terms of these Options are set out in the table below.
2.	Assumes Shareholders approve the issue of Resolutions 4 and 5. These figures are reflected on a post-Consolidation basis.
3.	Assumes no other Shares are issued (including on the exercise or conversion of convertible securities).
4.	Subject to rounding of fractional entitlements in accordance with Section 2.5 below.

The effect that the Consolidation will have on the terms of the convertible securities that are currently on issue (subject to rounding of fractional entitlements) is set out in the tables below:

Quoted Options

CLASS	EXPIRY DATE	PRE-CONSOLIDATION		POST-CONSOLIDATION
		NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE
ASX: ATHO	31 Aug 2026	931,232,089	AUD$0.01	18,624,642	AUD$0.50
ASX: ATHOA	26 Feb 2027	1,222,300,911	AUD$0.028	24,446,019	AUD$1.40

Unquoted Options

CLASS	EXPIRY DATE	PRE-CONSOLIDATION		POST-CONSOLIDATION
		NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE
ASX: ATHAAE	29 Nov 2026	10,000,000	AUD$0.0375	200,000	AUD$1.875
ASX: ATHAAG	29 Nov 2026	11,500,000	AUD$0.0238	230,000	AUD$1.19
ASX: ATHAE	8 Aug 2030	11,500,000	AUD$0.013	230,000	AUD$0.65
ASX: ATHAF	8 Aug 2030	312,400,200	USD$0.0086	6,248,004	USD$0.43
ASX: ATHAD	1 Jul 2030	15,000,000	AUD$0.01	300,000	AUD$0.50
ASX: ATHAAK	30 Dec 2027	170,000,000	AUD$0.01	3,400,000	AUD$0.50
ASX: ATHAAH	19 Dec 2026	8,000,000	AUD$0.0105	160,000	AUD$0.525
ASX: ATHAB	13 Mar 2029	62,500,000	USD$0.0031	1,250,000	USD$0.155
ASX: ATHAA	13 Mar 2029	20,166,667	AUD$0.004	403,334	AUD$0.20
ASX: ATHAC	21 Mar 2029	40,000,200	USD$0.003	800,004	USD$0.15
ASX: ATHAAL	9 Jan 2031	18,000,000	AUD$0.008	360,000	AUD$0.40
ASX: ATHAAM	13 Jan 2031	43,500,000	USD$0.0057	870,000	USD$0.285
ASX: Unlisted options	26 Mar 2031	61,500,000	USD$0.0057	1,230,000	USD$0.285
ASX: Unlisted options	15 April 2031	27,000,000	AUD$0.009	540,000	AUD$0.45
ASX: Unlisted options	15 April 2031	212,250,000	USD$0.006	4,245,000	USD$0.302

2.5	Fractional entitlements

Not all security holders will hold that number of Securities which can be evenly divided by 50. Fractional entitlements will be rounded up to the nearest whole number.

2.6	Indicative timetable

If this Resolution is passed, the Consolidation will take effect in accordance with the following timetable (as set out in Appendix 7A (paragraph 7) of the Listing Rules):

ACTION	DATE
Company announces Consolidation and releases Appendix 3A.3	Wed 29 April 2026
Company sends out the Notice	Wed 29 April 2026
Shareholders approve the Consolidation	Fri 29 May 2026
Company announces Effective Date of Consolidation	Mon 1 June 2026
Effective Date of Consolidation	Mon 1 June 2026
Last day for pre-Consolidation trading	Tue 2 June 2026
Post-Consolidation trading commences on a deferred settlement basis	Wed 3 June 2026

ACTION	DATE
Record Date	Thurs 4 June 2026
Last day for the Company to register transfers on a pre-Consolidation basis
First day for the Company to update its register and send holding statements to security holders reflecting the change in the number of Securities they hold	Fri 5 June 2026
Last day for the Company to update its register and to send holding statements to security holders reflecting the change in the number of Securities they hold and to notify ASX that this has occurred	Thur 11 June 2026

The above timetable is indicative only and the Board reserves the right to vary the timetable subject to compliance with the Listing Rules and all other applicable laws.

2.7	Holding statements

From the date that is two Business Days after the Effective Date (as set out in the timetable in Section 2.6 above), all holding statements for Securities will cease to have any effect, except as evidence of entitlement to a certain number of Securities on a post-Consolidation basis.

After the Consolidation becomes effective, the Company will arrange for new holding statements for Securities to be issued to holders of those Securities.

It is the responsibility of each security holder to check the number of Securities held prior to disposal or exercise (as the case may be).

2.8	Taxation

It is not considered that any taxation implications will exist for security holders arising from the Consolidation. However, security holders are advised to seek their own tax advice on the effect of the Consolidation and neither the Company, nor its advisers, accept any responsibility for the individual taxation implications arising from the Consolidation.

3.	RESOLUTION 4 – APPROVAL TO ISSUE OPTIONS TO DIRECTOR – MR JULIAN BABARCZY

3.1	General

The Company has agreed, subject to obtaining Shareholder approval, to issue up to 100,000,000 Options (on a pre-Consolidation basis) to Mr Babarczy (or his nominee(s)) on the terms and conditions set out in Schedule 1.

Resolution 4 seeks Shareholder approval for the purposes of Listing Rule 10.11 for the issue of up to 100,000,000 Options (on a pre-Consolidation basis) to Mr Babarczy (or his nominee(s)).

3.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

The issue constitutes giving a financial benefit and Mr Babarczy is a related party of the Company by virtue of being a Director.

The Directors (other than Mr Babarczy who has a material personal interest in the Resolution) consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the issue because the agreement to issue the Options, reached as part of the finalisation of the remuneration package for Mr Babarczy, is considered reasonable remuneration in the circumstances and was negotiated on an arm’s length basis.

3.3	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to:

10.11.1	a related party;

10.11.2	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

10.11.3

a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4	an associate of a person referred to in Listing Rules 10.11.1 to 10.11.3; or

10.11.5	a person whose relationship with the company or a person referred to in Listing Rules 10.11.1 to 10.11.4 is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders, unless it obtains the approval of its shareholders.

The issue falls within Listing Rule 10.11.1 and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of Shareholders under Listing Rule 10.11.

3.4	Technical information required by Listing Rule 14.1A

If this Resolution is passed, the Company will be able to proceed with the issue within one month after the date of the Meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules). As approval pursuant to Listing Rule 7.1 is not required for the issue (because approval is being obtained under Listing Rule 10.11), the issue will not use up any of the Company’s 15% annual placement capacity.

If this Resolution is not passed, the Company will not be able to proceed with the issue to Mr Babarczy and the Company may be required to consider alternative means of remunerating Mr Babarczy for his role as a Director (which may include cash bonuses or renegotiating the terms of the Options proposed to be issued to Mr Babarczy).

3.5	Technical Information required by Listing Rule 10.13

REQUIRED INFORMATION	DETAILS
Name of the person to whom Securities will be issued	Mr Babarczy (or his nominee(s)).
Categorisation under Listing Rule 10.11

Mr Babarczy falls within the category set out in Listing Rule 10.11.1 as he is a related party of the Company by virtue of being a Director.

Any nominee(s) of Mr Babarczy who receives Options may constitute ‘associates’ for the purposes of Listing Rule 10.11.4.

Number of Securities and class to be issued	Up to 100,000,000 Options (on a pre-Consolidation basis) on the terms and conditions set out in Schedule 1.
Terms of Securities	The Options will be issued on the terms and conditions set out in Schedule 1.
Date(s) on or by which the Securities will be issued	The Company will not issue any Options later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

REQUIRED INFORMATION	DETAILS
Price or other consideration the Company will receive for the Securities

The Options will be issued at a nil issue price.

The Company will not receive any other consideration in respect of the issue of the Options (other than in respect of funds received on exercise of the Options).

Purpose of the issue, including the intended use of any funds raised by the issue

The purpose of the issue is to provide an equity-based incentive component in the remuneration package for Mr Babarczy, to align the interests of Mr Babarczy with those of Shareholders and to incentivise Mr Babarczy to act in a manner that seeks to enhance the value of the Company. The Options will only have intrinsic value if the Company’s share price exceeds the exercise price, thereby providing an incentive for Mr Babarczy to increase Shareholder value. The issue also provides a cost-effective way for the Company to remunerate Mr Babarczy, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Mr Babarczy.

Remuneration	The total remuneration package for Mr Babarczy for the previous financial year and the proposed total remuneration package for the current financial year are set out below (including superannuation):
	RELATED PARTY	PREVIOUS FINANCIAL YEAR ENDED 30 JUNE 2025	CURRENT FINANCIAL YEAR ENDING 30 JUNE 2026
	Julian Babarczy	AUD$Nil[1]	AUD$79,333[2]

Notes:

1.   Mr Babarczy was appointed as a non-executive Director effective 21 November 2025.

2.   Package from 21 November to 31 December 2025 - $100,000 plus superannuation; package from 1 January 2026 onward - $120,000 plus superannuation.

If the Options the subject of this Resolution are issued, Mr Babarczy’s total remuneration package will increase by AUD$820,000 to AUD$899,333, being the value of the Options (based on the Black Scholes methodology).

Summary of material terms of agreement to issue	The Options to be issued to Mr Babarczy (and/or his nominee(s)) are not being issued under a formal agreement.
Voting exclusion statement	A voting exclusion statement applies to this Resolution.
Voting prohibition statement	A voting prohibition statement applies to this Resolution.

4.	RESOLUTION 5 – APPROVAL TO ISSUE OPTIONS TO MONTOYA PTY LTD ATF BUTTERCUP TRUST

4.1	General

The Company has agreed, subject to obtaining Shareholder approval, to issue up to 50,000,000 Options (on a pre-Consolidation basis) to Montoya Pty Ltd ATF Buttercup Trust (ABN 16 212 317 787) (Montoya) (an entity associated with Director, Mr Lawrence Gozlan) on the terms and conditions set out in Schedule 1.

Resolution 5 seeks Shareholder approval for the purposes of Listing Rule 10.11 for the issue of up to 50,000,000 Options to Montoya, an entity associated with Director, Mr Lawrence Gozlan.

The Options are proposed to be issued pursuant to a consultancy services agreement between the Company, Montoya and Mr Gozlan (as the nominated person) (Consultancy Agreement).

Pursuant to the Consultancy Agreement, Montoya will provide advice in relation to corporate and strategic matters, including partnering and equity-related discussions, as well as investor relations and public relations, to the Company until 31 December 2026 (unless validly terminated earlier in accordance with the terms of the Consultancy Agreement).

In consideration for these services, the Consultancy Agreement contemplates that the Company will pay/issue to Montoya:

(a)	AUD$200,000 (exclusive of GST) per annum; and

(b)

50,000,000 Options, exercisable at AUD$0.02 each on or before the date which is five years from the date of issue (on a pre-Consolidation basis), subject to Shareholder approval (being the subject of Resolution 5).

The Consultancy Agreement is otherwise on terms and conditions considered standard for an agreement of its kind.

4.2	Chapter 2E of the Corporations Act

A summary of Chapter 2E of the Corporations Act is set out in Section 3.2 above.

The issue constitutes giving a financial benefit and Montoya is a related party of the Company by virtue of being an entity controlled by Director, Mr Gozlan.

The Directors (other than Mr Gozlan who has a material personal interest in the Resolution) consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the issue because the Consultancy Agreement whereby the Options were agreed to be issued, was negotiated on an arm’s length basis.

4.3	Listing Rule 10.11

A summary of Listing Rule 10.11 is set out in Section 3.3 above.

The issue falls within Listing Rule 10.11.4 and does not fall within any of the exceptions in Listing Rule 10.12. The issue therefore requires the approval of Shareholders under Listing Rule 10.11.

4.4	Technical information required by Listing Rule 14.1A

If this Resolution is passed, the Company will be able to proceed with the issue within one month after the date of the Meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules). As approval pursuant to Listing Rule 7.1 is not required for the issue (because approval is being obtained under Listing Rule 10.11), the issue will not use up any of the Company’s 15% annual placement capacity.

If this Resolution is not passed, the Company will not be able to proceed with the issue, and the Company may be required to renegotiate the terms of the Consultancy Agreement.

4.5	Technical Information required by Listing Rule 10.13

REQUIRED INFORMATION	DETAILS
Name of the person to whom Securities will be issued	Montoya (or its nominee(s)).
Categorisation under Listing Rule 10.11	Montoya falls within the category set out in Listing Rule 10.11.4 by virtue of being an entity associated with Director, Mr Gozlan.

REQUIRED INFORMATION	DETAILS
Number of Securities and class to be issued	Up to 50,000,000 Options (on a pre-Consolidation basis) on the terms and conditions set out in Schedule 1.
Terms of Securities	The Options will be issued on the terms and conditions set out in Schedule 1.
Date(s) on or by which the Securities will be issued	The Company will not issue any Options later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).
Price or other consideration the Company will receive for the Securities

The Options will be issued at a nil issue price, in consideration for services to be provided to the Company under the Consultancy Agreement.

The Company will not receive any other consideration in respect of the issue of the Options (other than in respect of funds received on exercise of the Options).

Purpose of the issue, including the intended use of any funds raised by the issue	The purpose of the issue is to partially satisfy the fees payable under the Consultancy Agreement.
Summary of material terms of agreement to issue	The Options are being issued under the Consultancy Agreement, a summary of the material terms of which is set out in Section 4.1.
Voting exclusion statement	A voting exclusion statement applies to this Resolution.

5.	RESOLUTION 6 – AMENDMENT TO CONSTITUTION

A company may modify or repeal its constitution or a provision of its constitution by special resolution of Shareholders.

Resolution 6 is a special resolution which will enable the Company to amend its existing Constitution (Amended Constitution) for the purposes of section 1100(V)(2) of the Corporations Act to permit the Company to issue Securities under employee incentive schemes (including the Plan) up to a maximum of 10% of the issued capital of the Company.

Under the new Division 1A of Part 7.12 of the Corporations Act, which came into effect on 1 October 2022, offers under an employee incentive plan that do not require a monetary payment (e.g., zero exercise price options or performance rights) can be issued without an issue cap. However, offers requiring a monetary payment (whether upon grant or upon exercise/vesting of the awards and issue of the underlying shares) must be accompanied by an ‘ESS offer document’ and must comply with an issue cap. The cap is set at 5% under the Corporations Act unless raised by a company’s constitution. A company may include a higher issue cap in its constitution to allow for more than 5% of securities to be issued under the Plan.

A copy of the Amended Constitution is available for review by Shareholders at the office of the Company. A copy of the Amended Constitution can also be sent to Shareholders upon request to the Company Secretary. Shareholders are invited to contact the Company if they have any queries or concerns.

6.	RESOLUTION 7 – APPROVAL TO ISSUE SECURITIES UNDER AN INCENTIVE PLAN

6.1	General

This Resolution seeks Shareholder approval for the purposes of Listing Rule 7.2 (Exception 13(b)) for the issue of a maximum of 1,087,541,633 Securities (on a pre-Consolidation basis) under the employee incentive scheme titled “Employee Incentive Securities Plan” (Plan).

The objective of the Plan is to attract, motivate and retain key employees, contractors and other persons who provide services to the Company, and the Company considers that the adoption of the Plan and the future issue of Securities under the Plan will provide these parties with the opportunity to participate in the future growth of the Company.

6.2	Listing Rule 7.1

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period.

Listing Rule 7.2 (Exception 13(b)) provides that Listing Rule 7.1 does not apply to an issue of securities under an employee incentive scheme if, within three years before the date of issue of the securities, the holders of the entity’s ordinary securities have approved the issue of equity securities under the scheme as exception to Listing Rule 7.1.

Exception 13(b) is only available if and to the extent that the number of equity securities issued under the scheme does not exceed the maximum number set out in the entity’s notice of meeting dispatched to shareholders in respect of the meeting at which shareholder approval was obtained pursuant to Listing Rule 7.2 (Exception 13(b)). Exception 13(b) also ceases to be available if there is a material change to the terms of the scheme from those set out in the notice of meeting.

6.3	Technical Information required by Listing Rule 14.1A

If this Resolution is passed, the Company will be able to issue Securities under the Plan to eligible participants over a period of three years. The issue of any Securities to eligible participants under the Plan (up to the maximum number of Securities stated in Section 5.4 below) will be excluded from the calculation of the number of equity securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

For the avoidance of doubt, the Company must seek Shareholder approval under Listing Rule 10.14 in respect of any future issues of Securities under the Plan to a related party or a person whose relationship with the Company or the related party is, in ASX’s opinion, such that approval should be obtained.

If this Resolution is not passed, the Company will be able to proceed with the issue of Securities under the Plan to eligible participants, but any issues of Securities will reduce, to that extent, the Company’s capacity to issue equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Securities.

6.4	Technical information required by Listing Rule 7.2 (Exception 13)

REQUIRED INFORMATION	DETAILS
Terms of the Plan	A summary of the material terms and conditions of the Plan is set out in Schedule 2.
Number of Securities previously issued under the Plan

The Company has issued 362,250,000 Securities under its previous incentive plans titled “2004 ASX Plan” and “2018 American Depositary Share (ADS) Option Plan” (Previous Plans) since the Company adopted the Previous Plans.

The Previous Plans were last approved by Shareholders on 31 March 2025.

The Company has not issued any Securities under the new Plan the subject of this Resolution as this is the first time that Shareholder approval is being sought for the adoption of the Plan.

REQUIRED INFORMATION	DETAILS
Maximum number of Securities proposed to be issued under the Plan

The maximum number of Securities proposed to be issued under the Plan in reliance on to Listing Rule 7.2 (Exception 13), following Shareholder approval, is 1,087,541,633 Securities (on a pre-Consolidation basis, 21,750,833 Securities on a post-Consolidation basis). It is not envisaged that the maximum number of Securities for which approval is sought will be issued immediately.

The Company may also seek Shareholder approval under Listing Rule 10.14 in respect of any future issues of Securities under the Plan to a related party or a person whose relationship with the Company or the related party is, in ASX’s opinion, such that approval should be obtained.

Voting exclusion statement	A voting exclusion statement applies to this Resolution.
Voting prohibition statement	A voting prohibition statement applies to this Resolution.

GLOSSARY

American Depositary Receipt (ADR) means a security awarded to Participants who are residents of the United States that represents an ownership interest in the Shares of the Company.

AEST means Australian Eastern Standard Time as observed in Melbourne, Victoria.

ASIC means the Australian Securities & Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or the financial market operated by ASX Limited, as the context requires.

AUD$ means Australian dollars.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Chair means the chair of the Meeting.

Closely Related Party of a member of the Key Management Personnel means:

(a)	a spouse or child of the member;

(b)	a child of the member’s spouse;

(c)	a dependent of the member or the member’s spouse;

(d)	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	a company the member controls; or

(f)	a person prescribed by the Corporations Regulations 2001 (Cth) for the purposes of the definition of ‘closely related party’ in the Corporations Act.

Company means Alterity Therapeutics Limited (ACN 080 699 065).

Consolidation has the meaning given in Section 2.1.

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any director (whether executive or otherwise) of the Company, or if the Company is part of a consolidated entity, of an entity within the consolidated group.

Listing Rules means the listing rules, market rules and operating rules of a financial market in respect of which the Company's shares are quoted or are the subject of an application for quotation, including but not limited to, the official listing rules of the ASX. With respect to any ADRs, Listing Rules means the listing rules, market rules and operating rules of the exchange in respect to which the ADRs are quoted or subject to an application for quotation.

Meeting means the meeting convened by the Notice.

Notice means this notice of meeting including the Explanatory Statement and the Proxy Form.

Option means an option to acquire a Share.

Participant has the meaning given to it in Schedule 2.

Performance Right means a right to acquire a Share or ADR subject to satisfaction of performance milestones.

Plan has the meaning given in Section 6.1.

Proxy Form means the proxy form accompanying the Notice.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Section means a section of the Explanatory Statement.

Security means a Share or Option (as applicable).

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

USD$ means United States dollars.

SCHEDULE 1 – TERMS AND CONDITIONS OF OPTIONS

1.	Entitlement	Each Option entitles the holder to subscribe for one Share upon exercise of the Option.
2.	Exercise Price	Subject to paragraph 9, the amount payable upon exercise of each Option will be AUD$0.02 (on a pre-Consolidation basis) (Exercise Price).
3.	Expiry Date

Each Option will expire at 5:00 pm (AEST) on the date which is five years from the date of issue (Expiry Date).

An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date

4.	Exercise Period	The Options are exercisable at any time on or prior to the Expiry Date (Exercise Period).
5.	Exercise Notice

The Options may be exercised during the Exercise Period by notice in writing to the Company in the manner specified on the Option certificate (Exercise Notice) and payment of the Exercise Price for each Option being exercised in Australian currency by electronic funds transfer or the cashless exercise procedure set out in paragraph 6 or other means of payment acceptable to the Company.

An Exercise Notice is only effective on and from the later of the date of receipt of the Exercise Notice and, subject to the holder electing for Cashless Exercise, the date of receipt of the payment of the Exercise Price (for each Option being exercised in cleared funds.)

6.	Cashless Exercise

Subject to Board approval, in lieu of paying the aggregate Exercise Price for the number of Options specified in the Exercise Notice, the holder of the Options may elect a cashless exercise (Cashless Exercise) whereby the Board will issue to the holder that number of Shares (rounded down to the nearest whole number) calculated in accordance with the following formula:

Where:

S =          number of Shares to be issued on the exercise of the Options.

O =         number of Options being exercised.

MVS =   market value of Shares, being the volume weighted average price per Share traded on the ASX over the five trading days immediately preceding the date of exercise.

EP =       Exercise Price of the Options.

For the avoidance of doubt, if the sum of the above calculation is zero or negative, then the holder will not be entitled to use Cashless Exercise.

7.	Exercise Date

An Exercise Notice is only effective on and from the later of the date of receipt of the Exercise Notice and the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds (Exercise Date).

8.	Timing of issue of Shares on exercise

Within five Business Days after the Exercise Date, the Company will:

(a)          issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice and for which cleared funds have been received by the Company;

(b)          if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(c)          if admitted to the official list of ASX at the time, apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

If a notice delivered under 7(b) for any reason is not effective to ensure that an offer for sale of the Shares does not require disclosure to investors, the Company must, no later than 20 Business Days after becoming aware of such notice being ineffective, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors.

9.	Shares issued on exercise	Shares issued on exercise of the Options rank equally with the then issued shares of the Company.
10.	Reorganisation

If there is a reorganisation of the issued share capital of the Company (including any subdivision, consolidation, reduction, return or cancellation of such issued capital of the Company), the rights of the holder will be changed to the extent necessary to comply with the ASX Listing Rules applicable to a reorganisation of capital at the time of the reorganisation.

11.	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options.

12.	Change in exercise price	An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.
13.	Transferability	The Options are transferable subject to any restriction or escrow arrangements imposed by ASX or under applicable Australian securities laws.

SCHEDULE 2 – TERMS AND CONDITIONS OF THE PLAN

A summary of the material terms of the Company’s Plan is set out below.

For the purposes of this summary, any reference to the term "exercise" in relation to Performance Rights shall be read and construed as "converts".

Eligible Participant

Eligible Participant means a person that is a ‘primary participant’ (as that term is defined in Division 1A of Part 7.12 of the Corporations Act) in relation to the Company or an Associated Body Corporate (as defined in the Corporations Act) and has been determined by the Board to be eligible to participate in the Plan from time to time, with the Board retaining discretion to determine, at any time, that the person ceases to be an Eligible Participant, which may impact the treatment of any vested or unvested Plan Securities (defined below) in accordance with the Plan.

Purpose

The purpose of the Plan is to:

(a)         assist in the reward, retention and motivation of Eligible Participants;

(b)         link the reward of Eligible Participants to Shareholder value creation; and

(c)         align the interests of Eligible Participants with shareholders of the Group (being the Company and each of its Associated Bodies Corporate), by providing an opportunity to Eligible Participants to receive an equity interest in the Company in the form of Shares, Options, Performance Rights or other convertible securities (Plan Securities).

For a Participant who resides in the United States, the term Plan Security shall include any ADR or convertible security that represents an ADR security in the capital of the Company or any Option, Performance Right or Convertible Security to acquire same.

Maximum number of Convertible Securities

The Company will ensure that any invitations under the Plan which are made within Australia and involve monetary consideration comply with the Corporations Act (as modified by any applicable ASIC instruments).

The maximum number of equity securities proposed to be issued under the Plan in reliance on Listing Rule 7.2 (Exception 13(b)), following Shareholder approval under Resolution 7, is 1,087,541,633 Securities (on a pre-Consolidation basis, 21,750,833 Securities on a post-Consolidation basis). It is not envisaged that the maximum number of Securities will be issued immediately.

Plan administration

The Plan will be administered by the Board. The Board may exercise any power or discretion conferred on it by the Plan rules in its sole and absolute discretion (except to the extent that it prevents the Participant relying on the deferred tax concessions under Subdivision 83A-C of the Income Tax Assessment Act 1997 (Cth)). The Board may delegate its powers and discretion.

Eligibility, invitation and application

The Board may from time to time determine that an Eligible Participant may participate in the Plan and make an invitation to that Eligible Participant to apply for any (or any combination of) the Plan Securities provided under the Plan on such terms and conditions as the Board decides.

On receipt of an invitation, an Eligible Participant may apply for the Plan Securities the subject of the invitation by sending a completed application form to the Company. The Board may accept an application from an Eligible Participant in whole or in part.

If an Eligible Participant is permitted in the invitation, the Eligible Participant may, by notice in writing to the Board, nominate a party in whose favour the Eligible Participant wishes to renounce the invitation.

Grant of Plan Securities

Participant means an Eligible Participant who has been granted any Plan Security under the Plan.

The Company will, to the extent that it has accepted a duly completed application, grant the Participant the relevant number and type of Plan Securities, subject to the terms and conditions set out in the invitation, the Plan rules and any ancillary documentation required.

Rights attaching to Convertible Securities

A Convertible Security represents a right to acquire one or more Plan Shares in accordance with the Plan, including an Option or a Performance Right or, in the case of a Participant who is a resident of the United States, a Security exercisable for an ADR(s) which evidences ownership of Plan Share(s), including any Option or Performance Right..

Prior to a Convertible Security being exercised, the holder:

(a)         does not have any interest (legal, equitable or otherwise) in any Share which may be issued on exercise of the Convertible Security other than as expressly set out in the Plan;

(b)         is not entitled to receive notice of, vote at or attend a meeting of the shareholders of the Company;

(c)         is not entitled to receive any dividends declared by the Company; and

(d)         is not entitled to participate in any new issue of Shares (see Adjustment of Convertible Securities section below).

Restrictions on dealing with Convertible Securities

Convertible Securities issued under the Plan cannot be sold, assigned, transferred, have a security interest granted over or otherwise dealt with unless in Special Circumstances as defined under the Plan (including in the case of death or total or permanent disability of the holder) with the consent of the Board.

A holder must not enter into any arrangement for the purpose of hedging their economic exposure to a Convertible Security that has been granted to them.

Vesting of Convertible Securities

Any vesting conditions applicable to the Convertible Securities will be described in the invitation. If all the vesting conditions are satisfied and/or otherwise waived by the Board, a vesting notice will be sent to the Participant by the Company informing them that the relevant Convertible Securities have vested. Unless and until the vesting notice is issued by the Company, the Convertible Securities will not be considered to have vested. For the avoidance of doubt, if the vesting conditions relevant to a Convertible Security are not satisfied and/or otherwise waived by the Board, that security will lapse.

Forfeiture of Convertible Securities

Convertible Securities will be forfeited in the following circumstances:

(a)         in the case of unvested Convertible Securities only, where the holder ceases to be an Eligible Participant (e.g. is no longer employed or their office or engagement is discontinued with the Company and any Associated Bodies Corporate (as defined in the Corporations Act) (the Group);

(b)         in the case of unvested Convertible Securities only, where a Participant acts fraudulently, dishonestly, negligently, in contravention of any Group policy or wilfully breaches their duties to the Group and the Board exercises its discretion to deem some or all of the Convertible Securities held by a Participant to have been forfeited;

(c)         where there is a failure to satisfy the vesting conditions in accordance with the Plan;

(d)         on the date the Participant becomes insolvent; or

(e)         on the expiry date of the Convertible Securities,

subject to the discretion of the Board.

Listing of Convertible Securities

Convertible Securities granted under the Plan will not be quoted on the ASX or any other recognised exchange. The Board reserves the right in its absolute discretion to apply for quotation of Convertible Securities granted under the Plan on the ASX or any other recognised exchange.

Exercise of Convertible Securities and cashless exercise

To exercise a security, the Participant must deliver a signed notice of exercise (Exercise Notice) and, subject to a cashless exercise (see next paragraph below), pay the exercise price (if any) to or as directed by the Company, at any time following vesting of the Convertible Securities (if subject to vesting conditions) and prior to the expiry date as set out in the invitation or vesting notice.

In the case of Options, subject to the Board’s approval, in lieu of paying the aggregate exercise price specified in the Exercise Notice, the Participant may elect a cashless exercise (Cashless Exercise) whereby the Board will issue to the Participant that number of Shares (or, if applicable, an ADR granting an ownership interest in Plan Share(s)) (rounded down to the nearest whole number) calculated in accordance with the following formula:

Where:

S =         number of Shares (or ADRs) to be issued on the exercise of the Options.

O =        number of Options being exercised.

MVS =  market value of Shares (or ADRs), being the volume weighted average price per Share traded on the ASX over the five trading days immediately preceding the date of exercise, unless otherwise specified in an invitation or as the rules associated with the trading of an ADR may require.

EP =      Exercise Price of the Options.

For the avoidance of doubt, if the sum of the above calculation is zero or negative, then the holder will not be entitled to use Cashless Exercise.

Convertible Securities may not be exercised unless and until that security has vested in accordance with the Plan rules, or such earlier date as set out in the Plan rules.

Timing of issue of Shares and quotation of Shares on exercise

Within five business days after the issue of a valid notice of exercise by a Participant, the Company will issue or cause to be transferred to that Participant the number of Shares or ADR’s to which the Participant is entitled under the Plan rules and issue a substitute certificate for any remaining unexercised Convertible Securities held by that Participant.

In the case of a valid exercise of a Convertible Security by a Participant who resides in the United States, the Company will take the proper steps to have an ADR issued by the appropriate financial institution as soon as administratively practicable.

Restriction periods and restrictions on transfer of Shares on exercise

If the invitation provides that any Shares issued upon the valid exercise of a Convertible Security are subject to any restrictions as to the disposal or other dealing by a Participant for a period, the Board may implement any procedure it deems appropriate to ensure the compliance by the Participant with this restriction.

Additionally, Shares issued on exercise of the Convertible Securities are subject to the following restrictions:

(a)         if the Company is required but is unable to give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, Shares issued on exercise of the Convertible Securities may not be traded until 12 months after their issue unless the Company, at its sole discretion, elects to issue a prospectus pursuant to section 708A(11) of the Corporations Act;

(b)         all Shares issued on exercise of the Convertible Securities are subject to restrictions imposed by applicable law on dealing in Shares by persons who possess material information likely to affect the value of the Shares and which is not generally available; and

(c)         all Shares issued on exercise of the Convertible Securities are subject to the terms of the Company’s Securities Trading Policy (as set out on the Company’s website)

Rights attaching to Shares on exercise

All Shares issued upon exercise of Convertible Securities will rank equally in all respects with the then Shares of the Company.

All ADRs issued under this Plan will rank pari passu with all other ADRs issued hereunder and, to the extent possible as determined by the Company, all ADRs will rank pari passu in all respects with the Shares of the class of Shares of the Company that are represented by the ADRs.

Change of control

Subject at all times to the Listing Rules, if a change of control event occurs (being an event which results in any person (either alone or together with associates) owning more than 50% of the Company’s issued capital), or the Board determines that such an event is likely to occur, the Board may in its discretion determine the manner in which any or all of the holder’s Convertible Securities will be dealt with, including, without limitation, in a manner that allows the holder to participate in and/or benefit from any transaction arising from or in connection with the change of control event. The Board may specify in the Invitation how the Convertible Securities will be treated on a change of control event occurring, or the Board determining that such event is likely to occur, which may vary depending upon circumstances in which the Participant becomes a leaver and preserve some or all of the Board’s discretion under this rule.

Participation in entitlements and bonus issues

Subject always to the rights under the following two paragraphs, Participants will not be entitled to participate in new issues of capital offered to holders of Shares such as bonus issues and entitlement issues.

Adjustment for bonus issue

If Shares are issued by the Company by way of bonus issue (other than an issue in lieu of dividends or by way of dividend reinvestment), the Participant is entitled, upon exercise of the Convertible Securities, to receive an issue of as many additional Shares as would have been issued to the holder if the holder held Shares equal in number to the Shares in respect of which the Convertible Securities are exercised.

In the case of a Participant who resides in the United States, in the event of an issue of Shares by the Company pro-rata to shareholders by way of a bonus issue, the Company may issue additional ADRs to such Participant that are maintained by such Participant in an allotment of as many additional ADRs as Shares that would have been issued to a shareholder who, on the date for determining entitlements under the bonus issue, held Shares equal in number to the Shares in respect of which the Convertible Securities are exercised.

Reorganisation

If there is a reorganisation of the issued share capital of the Company (including any subdivision, consolidation, reduction, return or cancellation of such issued capital of the Company), the rights of each Participant holding Convertible Securities will be changed to the extent necessary to comply with the ASX Listing Rules applicable to a reorganisation of capital at the time of the reorganisation.

Buy-Back	Subject to applicable law, the Company may at any time buy-back Securities in accordance with the terms of the Plan.
Employee Share Trust

The Board may in its sole and absolute discretion use an employee share trust or other mechanism for the purposes of holding Convertible Securities for holders under the Plan and delivering Shares on behalf of holders upon exercise of Convertible Securities.

Amendment of Plan

Subject to the following paragraph, the Board may at any time amend any provisions of the Plan rules, including (without limitation) the terms and conditions upon which any Plan Securities have been granted under the Plan and determine that any amendments to the Plan rules be given retrospective effect, immediate effect or future effect.

No amendment to any provision of the Plan rules may be made if the amendment materially reduces the rights of any Participant as they existed before the date of the amendment, other than an amendment introduced primarily for the purpose of complying with legislation or to correct manifest error or mistake, amongst other things, or is agreed to in writing by all Participants.

Plan duration

The Plan continues in operation until the Board decides to end it. The Board may from time to time suspend the operation of the Plan for a fixed period or indefinitely and may end any suspension. If the Plan is terminated or suspended for any reason, that termination or suspension must not prejudice the accrued rights of the Participants.

If a Participant and the Company (acting by the Board) agree in writing that some or all of the Plan Securities granted to that Participant are to be cancelled on a specified date or on the occurrence of a particular event, then those Plan Securities may be cancelled in the manner agreed between the Company and the Participant.

Income Tax Assessment Act	The Plan is a plan to which Subdivision 83A-C of the Income Tax Assessment Act 1997 (Cth) applies (subject to the conditions in that Act) except to the extent an invitation provides otherwise.
Withholding

If required to account for any tax or superannuation amounts for a Participant, a Group member, trustee, or Plan administrator is entitled to withhold or be reimbursed by the Participant for the amount accordingly.

Alterity THERAPEUTICS

Alterity Therapeutics Limited | ABN 37 080 699 065

Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

Your proxy voting instruction must be received by **12:00pm (AEST) on Wednesday, 27 May 2026**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 - APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.
Joint holding: Where the holding is in more than one name, all Shareholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.
By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

Lodging your Proxy Voting Form:

Online
Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone
Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:
WEBSITE:
https://automicgroup.com.au

PHONE:
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

SAMPLE

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the General Meeting of Alterity Therapeutics Limited, to be held virtually at **12:00pm (AEST) on Friday, 29 May 2026** hereby:

Appoint the **Chair** of the **Meeting (Chair)** to vote in accordance with the following directions (or if no directions have been given, and subject to the relevant laws, as the Chair sees fit) at this meeting and at any adjournment thereof.

Please note: *If you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy. If the person so named is absent from the meeting, or if no person is named, the Chair will act on your behalf.*

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by marking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 4 and 7 (except where I/we have indicated a different voting intention below) even though Resolutions 4 and 7 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

VIRTUAL PARTICIPATION AT THE MEETING:

To access the virtual meeting:

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

AUTOMIC

ATH

STEP 2 - Your voting direction

Resolutions		For	Against	Abstain
1	ELECTION OF DIRECTOR – MR JULIAN BABARCZY			
2	ELECTION OF DIRECTOR – MS ANN CUNNINGHAM			
3	CONSOLIDATION OF CAPITAL			
4	APPROVAL TO ISSUE OPTIONS TO DIRECTOR – MR JULIAN BABARCZY			
5	APPROVAL TO ISSUE OPTIONS TO MONTOYA PTY LTD ATF BUTTERCUP TRUST			
6	AMENDMENT TO CONSTITUTION			
7	APPROVAL TO ISSUE SECURITIES UNDER AN INCENTIVE PLAN			

Please note: *If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution and your votes will not be counted in computing the required majority on a poll.*

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).

SAMPLE